Exhibit 99.2



00 Circle 75 Parkway, Suite 1120
Atlanta, Georgia 30399
770-933-7000
770-933-7010 Fax
www. sunlinkhealth.com


June 28, 2007

Mr. Christopher H.B. Mills
Partner
North Atlantic Value LLP
14 Ryder Street
England


Dear Christopher:

I am pleased to advise you that the Board of Directors of SunLink Health Systems, Inc. is agreeable to electing you to serve as an eighth director commencing July 9, 2007 upon the following understandings:

(1)
you will be responsible for your travel expenses associated with attending meetings of the Board;


(2)
you will otherwise be compensated for Board service in the same manner as other directors;


(3)
should you be unable to attend meetings in person, you may arrange to attend by telephone conference call;


(4)
you will be subject to and agree to abide by the same policies, including the corporate code of conduct and limitations on trading, applicable to SunLink directors;


(5)
you agree that during your period of service as a director and for a period of 90 days thereafter, unless specifically requested to do so by a majority of the Board of Directors, neither you nor any of your affiliates (as such term is defined under the Securities Exchange Act of 1934, as amended
(the "1934 Act")) will in any manner, directly or indirectly, (a) propose publicly to effect, or cause, participate with, or in any way assist, any other person to propose publicly to effect, (i) any acquisition of the securities or assets of Sunlink or any of its subsidiaries as would result in a change in control of Sunlink; (ii) any tender or exchange offer, merger or other business combination involving SunLink or any of its subsidiaries; (iii) any liquidation, dissolution or other extraordinary transaction with


Mr. Christopher H.B. Mills
June 28, 2007
Page 2



respect to SunLink or any of its subsidiaries; or (iv) any "solicitation of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of SunLink; (b) alone or in concert with others, seek to control or, except in the ordinary course of business in your status as a director and/or shareholder of SunLink, influence the management, Board of Directors or policies of SunLink; or (c) take any action which would reasonably be expected to force SunLink to make a public announcement regarding any of the types of matters set forth in
(a) above; provided, however, the provisions of subclauses
(i) and (ii) of clause (a), and the provisions of clauses (b) and(c) (insofar as applicable to such subclauses (i) and (ii) of clause (a)), of this sentence shall immediately terminate upon the public announcement of any proposed transaction of the type referred to in such subclauses (i) or (ii), proposed by SunLink or any third party not affiliated with you. You also agree during such period not to request SunLink (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any provision of this paragraph
(including this sentence).

(6)
You agree to resign your position as a director if the holdings of your "group" (as defined in the 1934 Act) at any time fall below 5% of the fully diluted common shares of the capital stock of Sunlink.



Please indicate your agreement with the foregoing by signing and returning A copy of this letter to me at your earliest convenience.



Very truly yours,


SUNLINK HEALTH SYSTEMS, INC.


By:

/s/ Robert M. Thornton, Jr.


Robert M. Thornton, Jr.
Chief Executive Officer






/s/ Christopher H.B. Mills
Christopher H.B. Mills

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